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                                                               Exhibit (a)(5)(i)

FOR RELEASE MARCH 31, 2003  AT 7:59 AM EST

Contacts:
Cynthia Clayton (investor)
(617) 551-8607
Adriana Jenkins (media)
(617) 761-6996

         MILLENNIUM COMMENCES REQUIRED CASH OFFERS FOR CONVERTIBLE NOTES

CAMBRIDGE, MASS., MARCH 31, 2003-- Millennium Pharmaceuticals, Inc. (Nasdaq:
MLNM) today announced its required cash offers to the holders of its outstanding 4.50% Convertible Senior Notes due June 15, 2006 and 5.00% Convertible Subordinated Notes due March 1, 2007.

Millennium assumed the convertible notes in connection with its merger with COR Therapeutics, Inc. on February 12, 2002. The offers are being made in accordance with the terms of the notes, under which the noteholders have the right to exchange the notes for cash on April 29, 2003. These cash amounts equal 109.5% and 108.5% of the principal amount of the 4.50% notes and the 5.00% notes, respectively, plus, in each case, interest accrued and unpaid through April 28, 2003. The offers and withdrawal rights expire at 9:00 a.m., Eastern Time, on Tuesday, April 29, 2003.

Millennium is actively considering amending the terms of some or all of the notes to provide additional rights to holders of the notes, although there can be no assurance that Millennium will amend any notes. If Millennium decides to amend the terms of the notes, it will make a public announcement of that fact by issuing a press release no later than April 22, 2003.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The offers are made only through the Notice of Put Right and Offer to Purchase and the related Letter of Transmittal for the applicable class of notes, which are being mailed to noteholders today. Additional copies of these documents may be obtained by contacting Gina Price Nugent at Millennium or the Paying Agent for the offers, U.S. Bank, N.A., at
(651) 244-8677.

ABOUT MILLENNIUM

Millennium Pharmaceuticals, Inc., a leading biopharmaceutical company, co-promotes INTEGRILIN(R) (eptifibatide) Injection, a market-leading cardiovascular product, and has a robust clinical development pipeline of product candidates. The Company's research, development and commercialization activities are focused in four disease areas: cardiovascular, oncology, inflammation and metabolic. By applying its knowledge of the

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MILLENNIUM ANNOUNCES CASH OFFERS FOR CONVERTIBLE NOTES


human genome, its understanding of disease mechanisms, and its industrialized technology platform, Millennium is developing breakthrough personalized medicine products. Headquartered in Cambridge, Mass. Millennium also has facilities in South San Francisco, Calif. and Cambridge, UK.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Millennium plans to file today with the SEC Schedule TOs in connection with its tender offer for each of the 4.50% notes and the 5.00% notes. The Schedule TOs, including the related Notice of Put Right and Offer to Purchase, will contain important information about Millennium, the notes, the tender offer and related matters. Investors and security holders are urged to read the Schedule TOs carefully when they become available.

Investors and security holders may obtain free copies of each of the Schedule TOs and other documents filed with the SEC by Millennium through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of each of the Schedules TOs from Millennium by contacting Gina Price Nugent, or from the Paying Agent by contacting Frank Leslie of U.S. Bank, N.A. at (651) 244-8677.

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Editors' Note: This release is also available on the Company's website at:
www.millennium.com

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